UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
December 21, 2007

UNION CARBIDE CORPORATION
(Exact name of registrant as specified in its charter)

New York	1-1463	13-1421730
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 West Sam Houston Parkway South, Houston, TX 77042
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:

(713) 978-2016

Not applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

On December 21, 2007, Union Carbide Investments B.V. ("UCI"), a wholly owned subsidiary of Union Carbide Corporation ("UCC"), in turn a wholly-owned subsidiary of The Dow Chemical Company ("Dow"), entered into a definitive agreement whereby UCC transferred all of its shares of UCI to Dow International Holdings Company ("DIHC"), a subsidiary of UCC, Dow, and Essex Specialty Products LLC, also a wholly-owned subsidiary of Dow, in exchange for additional shares of DIHC (the "Transfer"). Through a separate but related transaction preceding the Transfer, UCC contributed to UCI its 42.5 percent equity interest in EQUATE Petrochemical Company K.S.C. ("EQUATE"), a joint venture between UCC, Petrochemical Industries Company, KSC, Boubyan Petrochemical Company KSC, and Al-Qurain Petrochemical Industries Co. KSC. The number of additional shares of DIHC received by UCC pursuant to the Transfer (the "Additional Shares") was calculated based on the value of UCI's equity interest in EQUATE, as adjusted for certain subsequent events (the "Contribution Value"). Separately, during the period of January 1, 2009 through December 31, 2011, UCC has the right to put the Additional Shares to Dow for an amount equal to 110 percent of the Contribution Value, accreted by two percent compounded annually from January 1, 2008 until the date the put is consummated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 17, 2008   UNION CARBIDE CORPORATION

By: /s/ William H. Weideman

Name: William H. Weideman
Title: Vice President and
Controller

The Dow Chemical Company

Authorized Representative of

Union Carbide Corporation